Exhibit 99.1

Draganfly Inc.

Condensed Consolidated Interim Financial Statements - Unaudited

For the Three and Six Months Ended June 30, 2025

(Expressed in Canadian Dollars)

Draganfly Inc.

Condensed Consolidated Interim Statements of Financial Position - Unaudited

Expressed in Canadian Dollars

		June 30,	December 31,
As at	Notes	2025	2024

ASSETS
Current Assets
Cash		$22,571,059	$6,252,409
Receivables	4	1,129,974	573,390
Inventory	5	2,576,266	1,532,263
Prepaids and Deposits	6	1,324,529	724,513
		27,601,828	9,082,575

Equipment	7	480,729	529,542
Intangible assets		40,627	45,141
Investments		28,571	14,286
Receivable	4	-	156,200
Right of use assets	8	300,980	372,344
TOTAL ASSETS		$28,452,735	$10,200,088

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)
Current Liabilities
Trade payables and accrued liabilities	10,16	$2,570,010	$2,399,187
Customer deposits		188,423	466,295
Deferred income	11	80,106	18,542
Derivative liability	12	2,220,610	2,198,121
Lease liabilities	9	158,250	154,147
		5,217,399	5,236,292

Non-current Liabilities
Deferred Income	11	55,208	68,139
Lease liabilities	9	194,597	273,874
TOTAL LIABILITIES		5,467,204	5,578,305

SHAREHOLDERS’ EQUITY (DEFICIT)
Share capital	12	135,789,762	110,742,984
Reserves – share-based payments	12	8,223,463	7,698,304
Reserves - warrants		4,751,585	3,776,428
Accumulated deficit		(125,652,815)	(117,465,829)
Accumulated other comprehensive income		(126,464)	(130,104)
TOTAL SHAREHOLDERS’ EQUITY (DEFICIT)		22,985,531	4,621,783
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)		$28,452,735	$10,200,088

Nature and Continuance of Operations (Note 1)

Subsequent event (Note 18)

Approved and authorized for issuance by the Board of Directors on August 11, 2025.

“Scott Larson”	“Cameron Chell”
Director	Director

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

2

Draganfly Inc.

Condensed Consolidated Interim Statements of Comprehensive loss - Unaudited

Expressed in Canadian Dollars

		For the three months ended		For the six months ended
		June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2024

Sales of goods	13	$1,901,585	$1,387,350	$3,443,396	$2,625,298
Provision of services	13	213,670	345,640	219,574	437,273
TOTAL REVENUE		2,115,255	1,732,990	3,662,970	3,062,571

COST OF SALES	5	(1,610,663)	(1,271,317)	(2,848,291)	(2,320,886)

GROSS PROFIT		504,592	461,673	814,679	741,685

OPERATING EXPENSES
Amortization		$2,257	$2,821	$4,514	$5,643
Depreciation	7,8	73,048	141,559	148,464	284,681
Director fees	16	139,187	91,463	271,838	243,900
Insurance		155,252	355,705	311,001	719,980
Office and miscellaneous	14	1,158,504	606,512	1,879,161	1,003,253
Professional fees		293,505	597,396	606,062	880,134
Research and development		125,813	191,068	287,698	312,459
Share-based payments	12,16	375,452	305,147	664,334	504,054
Travel		180,035	76,911	305,042	116,931
Employee and management expenses	16	2,471,263	2,027,341	4,407,235	3,855,822
		(4,974,316)	(4,395,923)	(8,885,349)	(7,926,857)
OTHER INCOME (EXPENSE)
Change in fair value of derivative liability	12	(180,318)	(2,604,394)	(22,489)	(786,825)
Finance and other gain		10,464	41,980	44,494	46,805
Foreign exchange gain (loss)		(87,168)	7,823	(104,408)	74,560
Gain (loss) on disposal of assets		(304)	(19,226)	(304)	24,302
Gain (loss) on recovery (impairment) of notes receivable		8,233	4,110	34,185	10,861
Other income (expense)	15	(43,344)	(587,592)	(67,794)	(1,139,888)
		$(292,437)	$(3,157,299)	$(116,316)	$(1,770,185)
NET INCOME (LOSS)		$(4,762,161)	$(7,091,549)	$(8,186,986)	$(8,955,357)
OTHER COMPREHENSIVE INCOME (LOSS)
Items that may be reclassified to profit or loss
Foreign exchange translation		5,415	(7,459)	(10,645)	(17,021)
Items that will not be reclassified to profit or loss
Change in fair value of equity investments at FVOCI		7,112	1,370	14,285	(9,676)
COMPREHENSIVE INCOME (LOSS)		(4,749,634)	(7,097,638)	(8,183,346)	(8,982,054)

Net Income (Loss) per share – Basic & diluted		$(0.61)	$(2.51)	$(1.23)	$(3.57)
Weighted average number of common shares outstanding – Basic & diluted		7,861,691	2,826,194	6,651,466	2,511,772

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

3

Draganfly Inc.

Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity - Unaudited

Expressed in Canadian Dollars

						Accumulated Other Comprehensive Income (Loss)
	Number of Shares	Share Capital	Reserve – Share-Based Payments	Reserves – Warrants	Accumulated Deficit	Change in Fair Value of Investments at FVTOCI	Exchange Differences on Translation of Foreign Operations	Total Shareholders’ Equity
Balance at December 31, 2023	1,969,566	$97,070,976	$6,870,139	$-	$(103,588,356)	$(434,303)	$489,260	$407,716
Shares issued for financing	730,541	2,414,103	-	-	-	-	-	2,414,103
Share issue costs	-	(446,705)	227,045	-	-	-	-	(219,660)
Shares issued for the exercise of warrants	347,668	3,253,704	-	-	-	-	-	3,253,704
Shares issued for the exercise of RSUs	4,601	156,831	(156,831)	-	-	-	-	-
Share-based payments	-	-	504,054	-	-	-	-	504,054
Shares returned to treasury	(36,000)	-	-	-	-	-	-	-
Net loss	-	-	-	-	(8,955,357)	-	-	(8,955,357)
Change in fair value of equity investments at FVOCI	-	-	-	-	-	(9,676)	-	(9,676)
Translation of foreign operations	-	-	-	-	-	-	(17,021)	(17,021)
Balance at June 30, 2024	3,016,376	$102,448,909	$7,444,407	$-	$(112,543,713)	$(443,979)	$472,239	$(2,622,137)
Shares issued for financing	746,667	7,970,042	-	-	-	-	-	7,970,042
Share issue costs	-	(1,186,166)	282,409	-				(903,757)
Shares issued for the exercise of warrant	1,644,000	803,124	-	-	-	-	-	803,124
Shares issued for the exercise of RSUs	20,752	707,075	(707,075)	-	-	-	-	-
Warrants – equity treatment	-	-	-	3,776,428	-	-	-	3,776,428
Share-based payments	-	-	678,563	-	-	-	-	678,563
Net loss	-	-	-	-	(4,922,116)	-	-	(4,922,116)
Change in fair value of equity investments at FVOCI	-	-	-	-	-	(165,441)	-	(165,441)
Translation of foreign operations	-	-	-	-	-	-	7,077	7,077
Balance at December 31, 2024	5,427,795	$110,742,984	$7,698,304	$3,776,428	$(117,465,829)	$(609,420)	$479,316	$4,621,783
Shares issued for financing	7,215,000	22,628,469	-	-	-	-	-	22,628,469
Share issue costs	-	(3,059,837)	796,555	-	-	-	-	(2,263,282)
Warrants issued	-	-	-	1,103,825	-	-	-	1,103,825
Shares issued for exercise of overallotment	100,000	265,971	-	-	-	-	-	265,971
Share issue costs – overallotment		(28,030)	-	-	-	-	-	(28,030)
Shares issued for the exercise of warrants	1,184,167	4,304,475	-	(128,668)	-	-	-	4,175,807
Shares issued for the exercise of RSUs	41,016	935,730	(935,730)	-	-	-	-	-
Share-based payments	-	-	664,334	-	-	-	-	664,334
Net loss	-	-	-	-	(8,186,986)	-	-	(8,186,986)
Change in fair value of equity investments at FVOCI	-	-	-	-	-	14,285	-	14,285
Translation of foreign operations	-	-	-	-	-	-	(10,645)	(10,645)
Balance at June 30, 2025	13,967,978	$135,789,762	$8,223,463	$4,751,585	$(125,652,815)	$(595,135)	$468,671	$22,985,531

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

4

Draganfly Inc.

Condensed Consolidated Interim Statements of Cash Flows - Unaudited

Expressed in Canadian Dollars

	For the six months ended June 30,
	2025	2024

OPERATING ACTIVITIES
Net loss	$(8,186,986)	$(8,955,357)
Adjustments for:
Amortization	4,514	5,643
Depreciation	148,464	284,681
Impairment of accounts receivable	71,614	-
Change in fair value of derivative liability	22,489	786,825
Impairment of inventory	(28,246)	148,760
Impairment (Gain) on recovery of notes receivable	(34,185)	(10,861)
Finance and other costs	27,614	839,374
Gain on disposal of assets	867	(24,302)
Share-based payments	664,334	504,054
	(7,309,521)	(6,421,183)
Net changes in non-cash working capital items:
Receivables	(471,998)	(384,977)
Inventory	(991,571)	(128,353)
Prepaids	(600,016)	696,597
Trade payables and accrued liabilities	170,823	(157,841)
Customer deposits	(277,872)	6,278
Deferred income	48,633	(11,868)
Cash used in operating activities	(9,431,522)	(6,401,347)

INVESTING ACTIVITIES
Purchase of equipment	(53,341)	(47,891)
Disposal of equipment	-	73,366
Repayment of notes receivable	34,185	10,861
Cash provided by (used in) investing activities	(19,156)	36,336

FINANCING ACTIVITIES
Proceeds from issuance of common shares for financing	23,998,265	9,759,643
Share issue costs	(2,318,926)	(1,298,367)
Proceeds from issuance of common shares for warrants exercised	4,175,807	371,500
Repayment of loans	-	(83,372)
Repayment of lease liabilities	(75,173)	(170,437)
Cash provided by (used in) financing activities	25,779,973	8,578,967

Effects of exchange rate changes on cash	(10,645)	(17,021)
Change in cash	16,329,295	2,213,956
Cash and cash equivalents, beginning of period	6,252,409	3,093,612
Cash and cash equivalents, end of period	$22,571,059	$5,290,547

SUPPLEMENTARY CASH FLOW DISCLOSURE
Interest paid	$9,647	$18,730
Share issue costs in accounts payable	101,433	114,432

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

5

Draganfly Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Months Ended June 30, 2025

Expressed in Canadian Dollars (unaudited)

1. NATURE AND CONTINUANCE OF OPERATIONS

Draganfly Inc. (the “Company”) was incorporated on June 1, 2018 under the Business Corporations Act (British Columbia). The Company creates quality, cutting-edge unmanned and remote data collection and analysis platforms and systems that are designed to revolutionize the way companies do business. The Company’s shares trade on the Canadian Securities Exchange (the “CSE”), on the Nasdaq Capital Market (the “Nasdaq”) under the symbol “DPRO” and on the Frankfurt Stock Exchange under the symbol “3U8A”. The Company’s head office is located at 235 103rd St. E, Saskatoon, SK, S7N 1Y8 and its registered office is located at 2800 – 666 Burrard Street, Vancouver, BC, V6C 2Z7.

These condensed consolidated interim financial statements have been prepared on the assumption that the Company will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations. To date, the Company has not been profitable and has an accumulated deficit of $125,652,815. The Company’s ability to continue as a going concern is dependent upon its ability to obtain additional financing and or achieve profitable operations in the future. These factors raise substantial doubt over the Company’s ability to continue as a going concern. These condensed consolidated interim financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate. These adjustments could be material.

2. BASIS OF PREPARATION

Statement of Compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, “Interim Financial Reporting”. These condensed consolidated interim financial statements include all necessary disclosures required for interim financial statements but do not include all disclosures required for annual financial statements. These condensed consolidated interim financial statements should be read in conjunction with the Company’s annual financial statements for the year ended December 31, 2024.

These condensed consolidated interim financial statements were authorized for issue by the Board of Directors on August 11, 2025.

Basis of consolidation

Each subsidiary is fully consolidated from the date of acquisition, being the date on which the Company obtains control, and continues to be consolidated until the date when such control ceases.

The condensed consolidated interim financial statements include the accounts and results of operations of the Company and its wholly owned subsidiaries listed in the following table:

Name of Subsidiary	Place of Incorporation	Ownership Interest
Draganfly Innovations Inc. (DII)	Canada	100%
Draganfly Innovations USA, Inc. (DI USA)	US	100%
Dronelogics Systems Inc. (“Dronelogics”)	Canada	100%

All intercompany balances and transactions were eliminated on consolidation.

Reclassification

Certain prior year amounts have been reclassified to conform to the fiscal 2025 presentation. Overall results were not impacted by the reclassification of items with in the Operating Expenses of the Condensed Consolidated Statements of Comprehensive Loss. For the three and six months ended June 30, 2024 $291,084 and $588,606 was moved out of professional fees with $205,733 and $452,783 going to employee and management costs and $85,350 and $135,823 going to office and miscellaneous.

6

Draganfly Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Months Ended June 30, 2025

Expressed in Canadian Dollars (unaudited)

3. MATERIAL ACCOUNTING POLICY INFORMATION, ESTIMATES, AND JUDGEMENTS

These condensed consolidated interim financial statements have been prepared following the same accounting principles and methods of computation as in outlined in the Company’s consolidated financial statements for the year ended December 31, 2024. A description of the accounting standards and interpretations that have been adopted by the Company can be found in the notes of the annual financial statements for the year ended December 31, 2024.

The preparation of the condensed consolidated interim financial statements requires management to make assumptions and estimates that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of income and expenses during the reporting period. These condensed consolidated interim financial statements include estimates, which by their nature, are uncertain. These assumptions and associated estimates are based on historical experience and other factors that are considered to be relevant. As such, actual results may differ from estimates and the effect of such differences may be material. Significant estimates and judgements used in the preparation of these condensed consolidated interim financial statements remained unchanged from those disclosed in the Company’s annual consolidated financial statements for the year ended December 31, 2024.

4. RECEIVABLES

As at	June 30, 2025	December 31, 2024
Trade accounts receivable	$1,027,593	$674,998
Sales tax receivable	102,381	54,592
	$1,129,974	$729,590
Current portion	$1,129,974	$573,390
Long term portion	-	156,200
	$1,129,974	$729,590

Provision for doubtful accounts

Balance at December 31, 2023	289,495
Increase during the year	140,011
Balance at December 31, 2024	429,506
Increase during the period	63,256
Balance at June 30, 2025	$492,762

During the six months ended June 30, 2025, the Company recorded a provision for doubtful accounts of $63,256 (2024 – $nil).

The long-term receivable represents a refundable deposit that the Company has asked to have returned. The agreement allows for a two-year repayment term once the request has been made. Funds were requested in April of 2024.

The Company applies a direct customer analysis approach to measure expected credit losses. The Company assesses collectability of receivables of each customer on an individual basis using quantitative and qualitative information available to management. The historical loss rates are adjusted to reflect the current and forward-looking information on economic factors affecting the ability of the customers to make regular monthly payments on the receivables.

Receivables are written off when there is no reasonable expectation of recovery. Indicators that there is no reasonable expectation of recovery include business closure and/or the failure to make monthly contractual payments.

7

Draganfly Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Months Ended June 30, 2025

Expressed in Canadian Dollars (unaudited)

5. INVENTORY

As at	June 30, 2025	December 31, 2024
Finished goods	$1,372,229	$954,453
Parts	1,204,037	577,810
	$2,576,266	$1,532,263

During the three and six months ended June 30, 2025, $1,410,092 (2024 - $1,177,811) and $2,481,257 (2024 – $2,144,150) of inventory was recognized in cost of sales respectively including an allowance to value its inventory for obsolete and slow-moving inventory of $10,421 (2024 – provision $134,410) and a recovery of $28,246 (2024 - provision $283,169) respectively.

Cost of sales consist of the following:

	For the three months ended		For the six months ended
	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2024
Inventory	$1,410,092	$1,177,811	$2,481,257	$2,144,150
Consulting and services	180,547	115,963	204,936	138,437
Other	20,024	(22,457)	162,098	38,299
	$1,610,663	$1,271,317	$2,848,291	$2,320,886

6. PREPAIDS AND DEPOSITS

As at	June 30, 2025	December 31, 2024
Insurance	$68,518	$370,609
Prepaid other	124,333	112,439
Deposits	1,131,678	241,465
	$1,324,529	$724,513

Deposits consist of amounts required to be pre-paid in order for vendors to manufacture or supply goods.

8

Draganfly Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Months Ended June 30, 2025

Expressed in Canadian Dollars (unaudited)

7. EQUIPMENT

	Computer Equipment	Furniture and Equipment	Leasehold Improvements	Vehicles	Total
Cost
Balance at December 31, 2023	$133,273	$1,040,192	$86,530	$60,343	$1,320,338
Additions	6,876	137,562	2,359	-	146,797
Disposals	(9,821)	(180,338)	-	-	(190,159)
Balance at December 31, 2024	130,328	997,416	88,889	60,343	1,276,976
Additions	18,691	72,915	-	-	91,606
Disposals	(15,123)	-	(38,266)	-	(53,389)
Balance at June 30, 2025	$133,896	$1,070,331	$50,623	$60,343	$1,315,193

Accumulated depreciation
Balance at December 31, 2023	$58,178	$545,403	$6,790	$29,166	$639,537
Charge for the year	37,881	143,885	17,845	9,354	208,965
Disposals	(3,383)	(97,685)	-	-	(101,068)
Balance at December 31, 2024	92,676	591,603	24,635	38,520	747,434
Charge for the period	16,474	87,216	7,026	3,274	113,990
Disposals	(14,253)	-	(12,705)	-	(26,958)
Balance at June 30, 2025	$94,897	$678,819	$18,956	$41,794	$834,466

Net book value:
December 31, 2024	$37,652	$405,813	$64,254	$21,823	$529,542
June 30, 2025	$39,001	$391,512	$31,667	$18,549	$480,729

8. RIGHT OF USE ASSETS

	Buildings	Land	Total

Balance at December 31, 2023	$515,071	$206,616	$721,687
Depreciation	(142,727)	(214,114)	(356,841)
Foreign exchange translation	-	7,498	7,498
Balance at December 31, 2024	$372,344	$-	$372,344
Depreciation	(71,364)	-	(71,364)
Balance at June 30, 2025	$300,980	$-	$300,980

There were no additions to the right of use assets during the three and six months ended June 30, 2025 nor the year ended December 31, 2024.

9

Draganfly Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Months Ended June 30, 2025

Expressed in Canadian Dollars (unaudited)

9. LEASE LIABILITIES

The Company leases certain assets under lease agreements. The lease liabilities consist of leases of facilities and vehicles with terms ranging from one to five years. The leases are calculated using incremental borrowing rates ranging from 11.7% to 13.3%.

Total
Balance at December 31, 2023	$790,023
Interest expense	65,378
Lease payments	(423,157)
Foreign exchange translation	(4,223)
Balance at December 31, 2024	428,021
Interest expense	20,254
Lease payments	(95,428)
Balance at June 30, 2025	$352,847

Which consists of:

	June 30, 2025	December 31, 2024
Current lease liability	$158,250	$154,147
Non-current lease liability	194,597	273,874
Ending balance	$352,847	$428,021

Maturity analysis	June 30, 2025	December 31, 2024
Less than one year	$187,166	$190,856
One to three years	207,619	282,419
Four to five years	7,183	71,836
Total undiscounted lease liabilities	401,968	545,111
Amount representing interest	(49,121)	(117,090)
	$352,847	$428,021

10. TRADE PAYABLES AND ACCRUED LIABILITIES

As at	June 30, 2025	December 31, 2024
Trade accounts payable	$1,212,942	$609,869
Accrued liabilities	1,357,068	1,789,318
	$2,570,010	$2,399,187

10

Draganfly Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Months Ended June 30, 2025

Expressed in Canadian Dollars (unaudited)

11. DEFERRED INCOME

At times, the Company may take payment in advance for services to be rendered. These amounts are held and recognized as services are rendered.

	June 30, 2025	December 31, 2024
Deferred, revenue beginning	$86,681	$107,674
Revenue recognized	(12,151)	(21,852)
Unearned revenues received	66,555	1,744
Foreign exchange	(5,771)	(885)
	$135,314	$86,681
Current portion	$80,106	$18,542
Long term portion	55,208	68,139
	$135,314	$86,681

Deferred revenue of $80,106 as of June 30, 2025 is expected to be recognized as revenue within one year. The remaining is related to a long-term support and maintenance arrangements and will be recognized according to the terms of these arrangements over the next 2.67 years.

12. SHARE CAPITAL

Authorized share capital

Unlimited number of common shares without par value.

Issued share capital

During the six months ended June 30, 2025,

●	The Company issued 41,016 common shares for the vesting of restricted share units.
●	On May 5, 2025, the Company issued 1,715,000 units consisting of one common share and one warrant and in a financing for $4,973,404 with share issue costs of $650,551 for net proceeds of $4,322,853. The value of the issuance was allocated $4,545,997 to the shares and $427,407 to the warrants. This issuance included an overallotment of 100,000 warrants convertible to 100,000 shares. Warrants were valued using the residual method.
●	The Company issued 100,000 shares related to the overallotment of the May 5, 2025 share issuance for gross proceeds of $265,971 with share issue costs of $28,030 for net proceeds of $237,941.
●	On June 12, 2025 the Company issued 5,500,000 units consisting of one common share and one warrant in a financing for $18,758,889 with share issue costs of $1,625,345 for net proceeds of $17,113,545. The value of the issuance was allocated $18,082,472 to the shares and $676,418 to the warrants. Warrants were valued using the residual method.
●	1,184,167 shares were issued for the exercise of warrants

During the year ended December 31, 2024,

●	The Company issued 25,353 common shares for the vesting of restricted share units.
●	The Company issued 1,991,668 common shares for the exercise of warrants
●	On February 26, 2024, the Company issued 448,000 units consisting of one common share and one warrant and 88,000 units consisting of one prefunded warrant and one warrant in a financing for $4,877,475 with share issuance costs of $752,498 for net proceeds of $4,124,977. Of the total share issuance costs $441,166 was expensed in other income (expense). The value of the issuance was allocated $2,017,966 to the shares, and $2,859,509 to the warrants, including $431,084 allocated to prefunded warrants. The prefunded warrants were exercised on the date of issue. On March 27, 2024, the exercise price of the warrants was amended to US$0.1761 from the original exercise price of USD $0.36 due to a one time exercise price reset Post share consolidation, the new exercise price is US$4.4025.
36,000 shares were returned to treasury that were held in escrow related to the Vital Intelligence Inc. acquisition for failure to meet required milestones. The shares had a carrying value of $nil on cancellation.

11

Draganfly Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Months Ended June 30, 2025

Expressed in Canadian Dollars (unaudited)

12. SHARE CAPITAL (CONT’D)

●	On April 29, 2024, the Company issued 282,541 units consisting of one common share and one warrant and 258,000 units consisting of one prefunded warrant and one warrant in a financing for $4,882,168 with share issuance costs of $779,615 for net proceeds of $4,102,553. Of the total share issuance costs $671,747 was expensed in other income (expense). The value of the issuance was allocated $396,137 to the shares, and $4,422,815 to the warrants, including $1,248,343 allocated to prefunded warrants.
●	On August 21, 2024, the Company issued 346,667 units consisting of one common share and one warrant, and 320,000 units consisting of one prefunded warrant and one warrant in a financing for $2,720,050 with share issue costs of $343,676 for net proceeds of $2,376,374. The value of the issuance was allocated $160,076 to the shares, and $2,559,974 to the warrants including $591,265 allocated to prefunded warrants.
●	On November 19, 2024 the Company issued 400,000 units consisting of one common share and one warrant and 1,200,000 units consisting of one prefunded warrant and one warrant in a financing for $5,272,234 with share issue costs of $755,387 for net proceeds of $4,516,837. The value of the issuance was allocated $329,515 to the shares and $4,942,719 to the warrants including $1,977,088 allocated to the prefunded warrants.

Stock Options

The Company has adopted an incentive share compensation plan, which provides that the Board of Directors of the Company may from time to time, in its discretion, and in accordance with the CSE requirements, grant to directors, officers, employees, and technical consultants to the Company, non-transferable stock options to purchase common shares. The total number of common shares reserved and available for grant and issuance pursuant to this plan shall not exceed 15% (in the aggregate) of the issued and outstanding common shares from time to time. The number of options awarded and underlying vesting conditions are determined by the Board of Directors in its discretion.

As at June 30, 2025, the Company had the following options outstanding and exercisable:

Grant Date	Expiry Date	Exercise Price	Remaining Contractual Life (years)	Number of Options Outstanding	Number of Options Exercisable
October 30, 2019	October 30, 2029	$62.50	4.57	10,464	10,464
April 30, 2020	April 30, 2030	$62.50	5.07	240	240
April 30, 2020	April 30, 2030	$96.25	5.07	4,400	4,400
July 3, 2020	July 3, 2025	$80.00	0.26	4,000	4,000
November 24, 2020	November 24, 2030	$62.50	5.64	1,280	1,280
February 2, 2021	February 2, 2031	$330.00	5.83	1,200	1,200
March 8, 2021	March 8, 2026	$347.50	0.93	400	400
April 27, 2021	April 27, 2031	$253.75	6.06	3,640	3,640
September 9, 2021	September 9, 2026	$121.00	1.44	1,034	1,034
November 9, 2023	November 9, 2033	$15.75	8.59	1,200	800
				27,858	27,458

	Number of Options	Weighted Average Exercise Price
Outstanding, December 31, 2023	35,954	$112.00
Forfeited	(4,350)	106.83
Outstanding, December 31, 2024	31,604	$112.05
Forfeited	(3,746)	113.55
Outstanding, June 30, 2025	27,858	$111.12

12

Draganfly Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Months Ended June 30, 2025

Expressed in Canadian Dollars (unaudited)

12. SHARE CAPITAL (CONT’D)

No options were granted by the Company during the six months ended June 30, 2025.

During the three and six months ended June 30, 2025, the Company recorded $1,013 (2024 – $26,690) and $2,027 (2024 - $53,379) respectively in stock-based compensation in relation to the vesting of stock options. The fair values of stock options granted were estimated using the Black-Scholes Option Pricing Model.

Restricted Share Units

During the three and six months ended June 30, 2025, the Company recorded share-based payment expense of $374,439 (2024 - $278,457) and $662,307 (2024 - $420,340) for RSUs, based on the fair values of RSUs granted which were calculated using the closing price of the Company’s stock on the day prior to grant.

The Company has adopted an incentive share compensation plan, which provides that the Board of Directors of the Company may from time to time, in its discretion, and in accordance with the Exchange requirements, grant to directors, officers, employees and technical consultants to the Company, restricted stock units (RSUs). The number of RSUs awarded and underlying vesting conditions are determined by the Board of Directors in its discretion. RSUs will have a 3-year vesting period following the award date. The total number of common shares reserved and available for grant and issuance pursuant to this plan, and the total number of Restricted Share Units that may be awarded pursuant to this plan, shall not exceed 15% (in the aggregate) of the issued and outstanding common shares from time to time.

As at June 30, 2025, the Company had the following RSUs outstanding:

	Number of RSUs	Average Price
Outstanding, December 31, 2023	44,545	$32.45
Vested	(25,353)	35.63
Issued	185,240	8.99
Forfeited	(16,332)	13.41
Outstanding, December 31, 2024	188,100	10.74
Vested	(79,682)	13.10
Issued	450,964	2.55
Forfeited	(1,001)	10.78
Outstanding, June 30, 2025	558,381	3.86

Warrants

During the year ended December 31, 2024 and the year ended December 31, 2023, the Company issued pre-funded warrants (“USD pre-funded Warrants”) where a portion of the funds related to the eventual exercise have already been received with the remaining exercise price in USD. As part of these same issuances, shares with warrants attached were issued. Being in a foreign currency that is not the Company’s functional currency and these pre-funded warrants were not issued in exchange for services, the value related to the future exercise price of the USD pre-funded Warrants are required to be recorded as a financial liability and not as equity. As a financial liability, the portion of the USD pre-funded Warrants related to the future exercise price will be revalued on a quarterly basis to fair market value with the change in fair value being recorded in profit or loss. The warrants issued with the shares are also in USD so are also accounted for as a liability. In addition, the Company also issued pre-funded warrants with an exercise price in Canadian dollars (“Pre-funded Warrants”). These are also treated as a liability as the agreement contains clauses that do not meet the fixed for fixed test. As a financial liability, the portion of the Pre-funded Warrants related to the future exercise price will be revalued on a quarterly basis to fair market value with the change in fair value being recorded in profit or loss. The warrants issued with the shares are also accounted for as a liability as these also contain clauses that do not meet the fixed for fixed test.

13

Draganfly Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Months Ended June 30, 2025

Expressed in Canadian Dollars (unaudited)

12. SHARE CAPITAL (CONT’D)

On August 7, 2024, the exercise price of the April 29, 2024 warrants were amended to CAD $0.2250 or CAD $5.625 on a post share consolidation basis. The exercise price of the October Warrants was reduced twice and converted to Canadian dollars for a new exercise price of CAD $5.6925. For the October 2023 issuance and the April 2024 issuance, the warrant agreements were further amended as of August 7, 2024 to remove the cashless exercise feature and any anti-dilution clauses that would lead to variability in settlement so they now meet the requirement for equity classification. The warrants were fair valued on August 7, 2024 and transferred to equity.

To determine the fair value of the warrants, a Black Scholes calculation is used, calculated in USD for those with a USD exercise price and in CAD for those with a Canadian exercise price. The Black Scholes value per warrant is then multiplied by the number of outstanding warrants and then multiplied by the foreign exchange rate at the end of the period for those denominated in USD.

	February Issuance		April Issuance		August Issuance	November Issuance
	Warrants	Broker	Warrants	Broker	Broker	Broker
Volatility	119.23%	107.8%	119.80%	108.67%	118.87%	115.27%
Risk free rate	4.33%	4.48%	4.65%	4.62%	3.74%	4.24%
Expected life	5 years	3 years	5 years	3 years	3 years	3 years
Expected dividend yield	0%	0%	0%	0%	0%	0%

Warrant Derivative Liability

Balance at December 31, 2023	$4,196,125
Warrants issued	7,282,325
Exercised	(3,661,283)
Change in fair value of warrants outstanding	(1,842,618)
Reclassify to equity	(3,776,428)
Balance at December 31, 2024	$2,198,121
Change in fair value of warrants outstanding	22,489
Balance at June 30, 2025	$2,220,610

Details of these warrants and their fair values are as follows:

Issue Date	Exercise Price		Number of Warrants Outstanding at June 30, 2025	Fair Value at June 30, 2025	Number of Warrants Outstanding at December 31, 2024	Fair Value at December 31, 2024
Derivative Liability
February 26, 2024 (1)	US$	4.4025	474,332	$2,220,610	474,332	$2,198,121
			474,332	$2,220,610	474,332	$2,198,121

1)	The warrants expire February 26, 2029.

14

Draganfly Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Months Ended June 30, 2025

Expressed in Canadian Dollars (unaudited)

12. SHARE CAPITAL (CONT’D)

The fair values of these warrants were estimated using the Black-Scholes Option Pricing Model with the following weighted average assumptions:

	June 30, 2025	December 31, 2024
Risk free interest rate	3.79%	4.38%
Expected volatility	124.19%	124.06%
Expected life	3.66 years	4.16 years
Expected dividend yield	0%	0%

Warrants
	Exercise Price	Number of Warrants Outstanding at June 30, 2025	Number of Warrants Outstanding at December 31, 2024
October 30, 2023 (1)	$3.3086	256,000	256,000
April 29, 2024 (2)	$3.3086	540,541	540,541
August 21, 2024 (3)	$3.3086	-	666,667
November 19, 2024 (4)	$3.3086	400,000	1,600,000
May 5, 2025 (5)	$3.9779	1,197,500	-
June 12, 2025 (6)	$5.0768	5,500,000	-
		7,894,041	3,063,208

1)	The warrants expire October 30, 2028. These were moved from derivative liability August 7, 2024.
2)	The warrants expire April 29, 2029. These were moved from derivative liability August 7, 2024.
3)	The warrants expire August 21, 2029.
4)	The warrants expire November 19, 2029
5)	The warrants expire May 5, 2030
6)	The warrants expire June 12, 2030

	Number of Warrants	Weighted Average Exercise Price
Outstanding, December 31, 2023	342,992	$15.75
Issued	5,376,370	3.35
Exercised	(1,991,668)	0.96
Expired	(10,192)	125.00
Outstanding, December 31, 2024	3,717,502	$5.16
Issued	7,680,750	4.78
Exercised	(1,184,167)	(3.60)
Outstanding June 30, 2025	10,214,085	$5.01

15

Draganfly Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Months Ended June 30, 2025

Expressed in Canadian Dollars (unaudited)

12. SHARE CAPITAL (CONT’D)

As at June 30, 2025, the Company had the following warrants outstanding:

Date issued	Expiry date	Exercise price	Number of warrants outstanding
October 30, 2023	October 30, 2026	CAD$ 23.20	12,800
October 30, 2023	October 30, 2028	CAD$ 3.3086	256,000
February 26, 2024	February 26, 2027	US$ 8.44	26,800
February 26, 2024	February 26, 2029	US$ 4.4025	474,332
April 29, 2024	April 29, 2029	CAD$ 3.3086	540,541
April 29, 2024	April 29, 2027	CAD$ 11.06	27,028
August 21, 2024	August 21, 2027	CAD$ 5.12	33,334
November 19, 2024	November 19, 2029	CAD$ 3.3086	1,600,000
November 19, 2024	November 19, 2027	CAD$ 4.1357	80,000
May 5, 2025	May 5, 2030	CAD$ 3.9779	1,297,500
May 5, 2025	May 5, 2028	CAD$ 3.632	90,750
June 12, 2025	June 12, 2030	CAD$ 5.0768	5,500,000
June 12, 2025	June 12, 2028	CAD$ 4.276	275,000
			10,214,085

The weighted average remaining contractual life of warrants outstanding as of June 30, 2025, was 4.60 years (December 31, 2024 – 4.6 years).

13. SEGMENTED INFORMATION

The Company operates in 2 reportable segments. The Company organizes its two segments based on its product line as well as a corporate segment. The two segments are Drones and Corporate. The Drones segment derives its revenue from products and services related to the sale of unmanned aerial vehicles (UAV) while the Corporate segment includes all costs not directly associated with the Drone segment. The Company aggregates the information for the segments by analyzing the revenue stream and allocating direct costs to that respective segment. The Corporate segment is aggregated by relying on the entity that includes corporate costs (Draganfly Inc.).

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker.

The board of the Company relies on executive management which assesses the financial performance and position of the group and makes strategic decisions. Executive management, which has been identified as being the chief operating decision maker, consists of the chief executive officer, chief operating officer and chief financial officer.

16

Draganfly Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Months Ended June 30, 2025

Expressed in Canadian Dollars (unaudited)

13. SEGMENTED INFORMATION (CONT’D)

June 30, 2025	Drones	Corporate	Total
Sales of goods	$3,443,396	$-	$3,443,396
Provision of services	219,574	-	219,574
Total revenue	3,662,970	-	3,662,970
Segment loss (income)	4,301,973	3,704,091	8,006,064
Finance and other costs	44,494	-	44,494
Depreciation	142,374	6,090	148,464
Amortization	4,514	-	4,514
Change in fair value of derivative liability	-	(22,489)	(22,489)
Loss on write-off of notes receivable	-	34,185	34,185
Loss on write down of inventory	(28,246)	-	(28,246)
Net loss for the period	$4,465,109	$3,721,877	$8,186,986

June 30, 2024	Drones	Corporate	Total
Sales of goods	$2,625,298	$-	$2,625,298
Provision of services	437,273	-	437,273
Total revenue	3,062,571	-	3,062,571
Segment loss (income)	2,866,980	6,392,802	9,259,782
Finance and other costs	46,805	-	46,805
Depreciation	276,655	8,026	284,681
Amortization	5,643	-	5,643
Change in fair value of derivative liability	-	(786,825)	(786,825)
Loss on write-off of notes receivable	-	10,861	10,861
Loss on write down of inventory	134,410	-	134,410
Net loss for the period	$3,330,493	$5,624,864	$8,955,357

Geographic revenue is measured by aggregating sales based on the country and the entity where the sale was made.

	June 30, 2025	December 31, 2024
Non-current assets
Canada	$850,907	$1,117,513
	$850,907	$1,117,513

	For the three months ended June 30,		For the six months ended June 30,
	2025	2024	2025	2024
Revenue
Canada	$2,111,751	$1,726,160	$3,655,834	$3,053,493
United States	3,504	6,830	7,136	9,078
	$2,115,255	$1,732,990	$3,662,970	$3,062,571

14.	OFFICE AND MISCELLANEOUS

	For the three months ended June 30,		For the six months ended June 30,
	2025	2024	2025	2024
Advertising, Marketing, and Investor Relations	$322,381	$232,685	$546,366	$342,758
Compliance fees	263,170	74,967	298,953	138,999
Business development	141,693	82,120	292,558	132,593
General freight	120,132	27,134	196,741	45,592
General office	311,128	189,606	544,543	343,311
	$1,158,504	$606,512	$1,879,161	$1,003,253

17

Draganfly Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Months Ended June 30, 2025

Expressed in Canadian Dollars (unaudited)

15. OTHER EXPENSE

	For the three months ended June 30,		For the six months ended June 30,
	2025	2024	2025	2024
Share issue costs	$-	$595,921	$-	$1,194,450
Write off of accounts (payable) receivable	47,140	-	71,614	(48,833)
Other	(3,796)	(8,329)	(3,820)	(5,729)
	$43,344	$587,592	$67,794	$1,139,888

16. RELATED PARTY TRANSACTIONS

On August 1, 2019, the Company entered in a business services agreement (the “Agreement”) with Business Instincts Group (“BIG”), a company that Cameron Chell, CEO and director has a material interest in that he previously controlled, to provide: corporate development and governance, strategic facilitation and management, general business services, office space, corporate business development video content, website redesign and management, and online visibility management. The services are provided by a team of consultants and the costs of all charges are based on the fees set in the Agreement. For the three and six months ended June 30, 2025, the Company incurred fees of $85,395 (2024 - $65,701) and $165,345 (2024 - $125,702) respectively. As at June 30, 2025, the Company was indebted to this company in the amount of $nil (2024 - $nil).

On October 1, 2019, the Company entered into an independent consultant agreement (“Consultant Agreement”) with 1502372 Alberta Ltd, a company controlled by Cameron Chell, CEO and director, to provide executive consulting services to the Company. The costs of all charges are based on the fees set in the Consultant Agreement. For the three and six months ended June 30, 2025, the Company incurred fees of $310,192 (2024 - $109,438) and $414,419 (2024 - $215,688) respectively. As at June 30, 2025, the Company was indebted to this company in the amount of $nil (2024 - $nil).

On May 2, 2022, the Company and entered into an agreement with Scott Larson, a director, to provide executive consulting services to the Company and all fees are set in the consulting agreement. For the three and six months ended June 30, 2025, the Company incurred fees of $36,597 (2024 - $36,991) and $39,458 (2024 - $77,424). As at June 30, 2025, the Company was indebted to this company in the amount of $9,000 (2024 - $nil).

Trade receivables/payables and accrued receivables/payables:

As at June 30, 2025, the Company had $80,212 (2024 - $18,000) payable to related parties that was included in accounts payable. The balances outstanding are unsecured, non-interest bearing and due on demand.

Key management compensation

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. Compensation awarded to key management for the three and six months ended June 30, 2025 and 2024 included:

	For the three months ended June 30,		For the six months ended June 30,
	2025	2024	2025	2024
Director fees	$139,187	$91,463	$271,838	$243,900
Salaries	237,746	127,518	455,256	269,586
Share-based payments	205,363	181,749	399,563	303,861
	$582,296	$400,730	$1,126,657	$817,347

18

Draganfly Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Months Ended June 30, 2025

Expressed in Canadian Dollars (unaudited)

16. RELATED PARTY TRANSACTIONS (CONT’D)

Other related party transactions

	For the three months ended June 30,		For the six months ended June 30,
	2025	2024	2025	2024
Management fees paid to a company controlled by CEO and director	$85,395	$65,702	$178,679	$125,702
Management fees paid to a company that the CEO holds an economic interest in	306,425	109,437	410,651	215,687
Management fees paid to a company controlled by a director	36,597	36,991	39,458	77,424
	$428,417	$212,130	$628,788	$418,813

17. FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board of Directors approves and monitors the risk management processes, inclusive of documented investment policies, counterparty limits, and controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Credit risk

Credit risk is the risk that of an unexpected loss if a customer or third party fails to meet its contractual obligations.

The Company is subject to credit risk on its cash and receivables. The majority of cash is deposited in bank accounts held with a major bank in Canada and the United States. As most of the Company’s cash is held by one bank there is a concentration of credit risk. This risk is managed by using major banks that are high credit quality financial institutions as determined by rating agencies.

Receivables

Receivables primarily consist of trade receivables and taxes receivable. The Company provides credit in the normal course of business in the form of payment terms and has an established process for determining terms to offer customers to mitigate credit risk. Receivables are shown net of any provision made for impairment of the receivables. Due to this factor, the Company believes that no additional credit risk, beyond amounts provided for collection loss, is inherent in receivables.

Expected credit loss (“ECL”) analysis is performed at each reporting date using an objective approach to measure expected credit losses. The provision amounts are based on direct management interface with the customer. The calculations reflect the probability-weighted outcome, the time value of money and reasonable supportable information that is available at the reporting date about past events, current conditions and forecasts of future economic conditions. Receivables are written off where there is no reasonable expectation of recovery. Indicators that there is no reasonable expectation of recovery include, amongst others, business failure, the failure of a debtor to engage in a repayment plan, and a failure to make contractual payments over the negotiated contract period.

19

Draganfly Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Months Ended June 30, 2025

Expressed in Canadian Dollars (unaudited)

17. FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (CONT’D)

Fair value

A number of the Company’s accounting policies and disclosures require the measurement of fair values for financial assets and liabilities. The Company has established a control framework with respect to the measurement of fair values. Fair values are categorized into different levels of a fair value hierarchy based on the inputs used in the valuation techniques as follows:

Level 1: quoted (unadjusted) prices in active markets for identical assets or liabilities.

Level 2: other techniques for which all inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly.

Level 3: techniques which use inputs which have a significant effect on the recorded fair value that are not based on observable market data.

Equity securities in investee companies and warrants are measured at fair value. The financial assets and liabilities measured at fair value by hierarchy are shown in the table below. The amounts shown are based on the amounts recognized in the condensed consolidated interim statements of financial position. These financial assets are measured at fair value through profit and loss.

June 30, 2025	Level 1	Level 3	Total
Equity securities in investee companies	$28,571	$-	$28,571
Derivative liability	-	(2,220,610)	(2,220,610)
Total	$28,571	$(2,220,610)	$(2,192,039)

December 31, 2024	Level 1	Level 3	Total
Equity securities in investee companies	$14,286	$-	$14,286
Derivative liability	-	(2,198,121)	(2,198,121)
Total	$14,286	$(2,198,121)	$(2,183,835)

The following table shows the valuation techniques used in measuring Level 3 fair values for the derivative liability as well as the significant unobservable inputs used.

Type	Valuation technique	Key inputs	Inter-relationship between significant inputs and fair value measurement
Warrant derivative liability	The fair value of the warrants derivative liability at initial recognition and at year end has been calculated using the Black Scholes Option Pricing Model	Key observable inputs ● Share price ● Risk free interest rate ● Dividend yield Key unobservable inputs ● Expected volatility

The estimated fair value would increase (decrease) if:

● The price was higher (lower)

● The risk-free rate was higher (lower)

● The dividend yield was lower (higher)

● The expected volatility was higher (lower)

For the fair value of the derivative liability, reasonable possible changes to the expected volatility, the most significant unobservable input would have the following effects:

Unobservable Inputs	Change	Impact on comprehensive loss
		Six months ended June 30, 2025	Year ended December 31, 2024
Volatility	20%	$178,573	$201,109

18. SUBSEQUENT EVENTS

July 21, 2025 the Company closed a financing of 4,672,895 units consisting of one common share and one warrant to purchase one common share with an issue price of US$ 5.35 per unit for gross proceeds of CAD$ 34,279,247 (US$24,999,998) with estimated share issue costs of CAD$ 2,502,384 (US$ 1,824,999) for net proceeds of CAD$ 31,776,863 (US$ 23,174,989). Warrants have an exercise price of CAD$ 7.3579 and expire in five years. 233,644 broker warrants were issued on the transaction with and exercise price of CAD$ 9.1973 and expire in three years.

Subsequent to June 30, 2025, there have been a total of 3,168,463 warrants exercised for total proceeds of CAD$ 14,580,351 and a total of 388,334 broker warrants exercised for total proceeds of $1,668,087. Warrant and broker warrants exercises were from the following issuances:

Warrants
Issuance	Number exercised	Proceeds
February 26, 2024	156,297	$939,480
November 19, 2024	746,666	2,471,061
May 5, 2025	495,000	1,989,747
June 12, 2025	1,670,500	8,444,273
July 21, 2025	100,000	735,790
	3,168,463	$14,580,351

Broker Warrants
Issuance	Number exercised	Proceeds
August 21, 2024	33,334	$171,400
May 5, 2025	80,000	322,225
June 12, 2025	275,000	1,174,462
	388,334	$1,668,087
Total exercises	3,556,797	$16,248,438

20